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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002
                                         ---------------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

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AMVESCAP PLC
887569
IMMEDIATE RELEASE  10 SEPTEMBER 2002


                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

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               Please ensure the entries on this return are typed
-------------------------------------------------------------------------------
1.       Name of company:                AMVESCAP PLC
-------------------------------------------------------------------------------

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2.       Name of scheme:                 AIM MANAGEMENT GROUP SHARE OPTION
                                         SCHEMES (FILE REF.A/3693/1997)
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3.       Period of return:               FROM: 4 MARCH 2002 TO 3 SEPTEMBER 2002.
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4.       Number and class of             2,983,395 ORDINARY SHARES OF 25P EACH
         shares (amount of
         stock/debt security)
         not issued under scheme
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5.       Number of shares                1,260,627 ORDINARY SHARES OF 25P EACH
         issued/allotted under
         scheme during period
-------------------------------------------------------------------------------
6.       Balance under scheme            1,722,768 ORDINARY SHARES OF 25P EACH
         not yet issued/allotted
         at end of period
-------------------------------------------------------------------------------
7.       Number and class of             37,000,000 ORDINARY SHARES OF 25P EACH
         share(s) (amount of             LISTED ON 3 SEPTEMBER 1997
         stock/debt securities)
         originally listed and
         the date of admission

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Please confirm total number              790,372,831 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records
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Contact for queries:                     ANGELA TULLY
                                         TELEPHONE: 020 7454 3652
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Person making return                     ANGELA TULLY - ASSISTANT COMPANY
                                         SECRETARY
-------------------------------------------------------------------------------

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  10 September, 2002                   By  /s/ ANGELA TULLY
      ------------------                       ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary